Filed by Comcast Corporation pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 and
Rule 14d-2 under the Securities Exchange Act of 1934

Subject Company: The Walt Disney Company
Commission File No. 001-11605

Date: February 11, 2004

     The following fact sheet was posted in Comcast Corporation’s external website:

FACT SHEET
PROPOSED COMCAST/DISNEY COMBINATION

PROPOSAL OVERVIEW

Comcast has proposed to merge with Disney in a combination that would create one of the world’s premier entertainment and communications companies. The combined company will have an unparalleled distribution platform and an extraordinary portfolio of content assets.

PROPOSAL TERMS

  Comcast would issue .78 of a share of Comcast Class A voting common stock for each Disney share.
  Disney shareholders would receive a premium of over $5 billion based on the February 10, 2004 closing price, plus full participation in the combination benefits.
  Comcast’s proposal values Disney at $66 billion (including assumption of $11.9 billion of Disney’s net debt), offering a multiple of approximately 14x Disney’s 2004 estimated EBITDA.
  Disney shareholders would own 42% of the combined company.
  The combined company would have a market cap of $122 billion, annual revenues (2003) of $45 billion, and EBITDA (2003) of $10 billion.

COMBINED COMPANY

Distribution Platforms			Entertainment Brands

■	Broadband Cable Platform		■	Sports Networks
	o	21.47 MM subscribers		o	ESPN, ESPN2
	o	39.8 MM homes passed		o	Regional Sports Nets
	o	Top 25 market presence		o	The Golf Channel
■	High Speed Internet Platform			o	Outdoor Life Network
	o	5.28 MM subscribers	■	Children’s Networks
■	TV and Radio Assets			o	Disney Channel
	o	ABC Television Network		o	Toon Disney
	o	10 local TV stations	■	Entertainment Networks
	o	72 radio stations		o	E! Entertainment
				o	ABC Family
				o	Style
			■	Studio and Filmed Entertainment Library
			■	Amusement Park Assets

Note: the following notice is included to meet certain legal requirements:

FORWARD LOOKING STATEMENTS

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called “forward-looking statements” by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of those words and other comparable words. Comcast Corporation (“Comcast”) wishes to take advantage of the “safe harbor” provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Comcast. Factors that could cause actual results to differ materially include, but are not limited to: (1) the businesses of Comcast and The Walt Disney Company (“Disney”) may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the Comcast/Disney transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Comcast/Disney transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the Comcast/Disney transaction; (5) the regulatory approvals required for the Comcast/Disney transaction may not be obtained on the proposed terms or on the anticipated schedule; (6) the effects of legislative and regulatory changes; (7) the potential for increased competition; (8) technological changes; (9) the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; (10) pricing pressures which could affect demand for Comcast or Disney services; (11) the ability to expand distribution; (12) changes in labor, programming, equipment and capital costs or availability; (13) the continued ability to create or acquire programming and products that customers will find attractive; (14) future acquisitions, strategic partnerships and divestitures; (15) international, political and military developments that may affect, among other things, travel and leisure businesses generally or Disney’s parks and resorts operations specifically, or result in increases in broadcasting costs or loss of advertising revenue; (16) adverse weather conditions or natural disasters, such as hurricanes and earthquakes, which may, among other things, impair performance at Disney’s parks and resorts; (17) general business and economic conditions; and (18) other risks described from time to time in Comcast’s periodic reports filed with the Securities and Exchange Commission (the “Commission”).

ADDITIONAL INFORMATION

     Any information concerning Disney contained in this filing has been taken from, or is based upon, publicly available information. Although Comcast does not have any information that would indicate that any information contained in this filing that has been taken from such documents is inaccurate or incomplete, Comcast does not take any responsibility for the accuracy or completeness of such information. To date, Comcast has not had access to the books and records of Disney.

     Investors and security holders are urged to read the disclosure documents regarding the proposed Comcast/Disney transaction, when they become available, because they will contain important information. The disclosure documents will be filed with the Commission by Comcast. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Comcast with the Commission at the Commission’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from Comcast by directing a request to Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

      Comcast and certain of its directors and officers may be deemed to be “participants” in solicitations of proxies or consents from Comcast’s and Disney’s shareholders.  A detailed list of the names, titles and interests of these persons is contained in a filing made by Comcast with the Commission pursuant to Rule 425 on February 11, 2004.